UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-185956

Halex Energy Corp.

 (Exact name of registrant as specified in its charter)

9190 Double Diamond Parkway

Reno, NV 89521

916-293-6337

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common shares, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:       57

Pursuant to the requirements of the Securities Exchange Act of 1934, Halex Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Halex Energy Corp. (Registrant)

By:	/s/ Jeffery M. Lamberson
Jeffery M. Lamberson, CEO

Date: August 10, 2015